ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders

of Endeavour Silver Corp. (the "Company")

Held on May 23, 2023 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	67,756,939
Total outstanding Shares as at Record Date	191,276,399
Total % of Shares Voted	35.42%

MATTERS VOTED UPON		VOTING RESULTS
1.	Election of Directors	Vote by show of hands
	To elect the following nominees as directors of the Company until the Company's next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy

	Margaret M. Beck	54,488,449 (97.21%)	1,561,933 (2.79%)
	Ricardo M. Campoy	54,063,858 (96.46%)	1,986,523 (3.54%)
	Daniel Dickson	55,163,520 (98.42%)	886,861 (1.58%)
	Amy Jacobsen	54,787,688 (97.75%)	1,262,694 (2.25%)
	Rex J. McLennan	50,443,451 (90.00%)	5,606,931 (10.00%)
	Kenneth Pickering	54,697,353 (97.59%)	1,353,029 (2.41%)
	Mario D. Szotlender	54,476,166 (97.19%)	1,574,215 (2.81%)
	Christine West	29,229,149 (52.15%)	26,821,234 (47.85%)
Outcome: Each of the eight nominees proposed by management was elected as a director of the Company.
2.	Appointment of Auditor and fixing of Auditor's Remuneration	Vote by show of hands
To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration
Outcome: KPMG LLP was appointed auditor of the Company until the Company's next Annual General Meeting and the directors of the Company were authorized to fix the auditor's remuneration.
3.	Amended and Restated Advance Notice Policy	Votes by Ballot in Favour	Votes by Ballot Against
	To consider, and, if deemed appropriate, to approve and ratify, by ordinary resolution, the amended and restated Advance Notice Policy of the Company, approved by the Board of Directors of the Company on November 5, 2022, as more particularly set out in the management information circular of the Company dated April 4, 2023	46,471,010 (82.91%)	9,579,371 (17.09%)
Outcome: The Company's Advance Notice Policy, as amended and restated, was ratified, confirmed and approved by the shareholders of the Company.